Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259800

SUPPLEMENT NO. 1, DATED MARCH 21, 2022

(to the Proxy Statement/Prospectus dated March 15, 2022)

SUPPLEMENT TO

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF QUEEN’S GAMBIT GROWTH CAPITAL

PROSPECTUS FOR UP TO 5,742,417 UNITS, 159,716,814 CLASS A ORDINARY SHARES, 17,433,333 WARRANTS AND 17,433,333 CLASS A ORDINARY SHARES UNDERLYING WARRANTS OF PIVOTAL HOLDINGS CORP

This Supplement No. 1, dated March 21, 2022 (this “Supplement”), updates and supplements the proxy statement/prospectus dated March 15, 2022 (the “Proxy Statement/Prospectus”) with the information contained in the announcement of Swvl Inc. (“Swvl”), dated March 21, 2022, containing fourth quarter fiscal 2021 preliminary results, full year fiscal 2021 preliminary results and early first quarter fiscal 2022 preliminary results for Swvl. Pivotal Holdings Corp (“Holdings”) filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-4 (Registration No. 333-259800).

This Supplement is being filed by Holdings with the SEC to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 24 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination (as defined in the Proxy Statement/Prospectus) or the issuance of Holdings securities or determined if the Proxy Statement/Prospectus or this Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement to the Proxy Statement/Prospectus is dated March 21, 2022.

SWVL DELIVERS ANOTHER EXCEPTIONAL SET OF RESULTS BEATING ESTIMATES FOR THE SECOND QUARTER IN A ROW IN Q4 2021 AND AGAIN IN EARLY Q1 2022

Total annualized ticket fares of $93.6 million in December 2021 beating estimates by 18%, closed acquisitions of controlling interests in Shotl and Viapool provide further significant upside

Total ticket fares of $21.2 million for the fourth quarter, an increase of 32% quarter-over-quarter and 183% year-over-year, with $54.9 million in total ticket fares for full-year 2021, beating the Company’s full-year estimates by 18% and an increase of 110% year-over-year

Beats 2021 bookings estimates by 17% with Q4 bookings growing 40% quarter-over-quarter and 174% year-over-year

Comes off the back of beating estimates and raising guidance in the third quarter

Strong momentum in early first quarter of 2022 beating total ticket fares estimates for January and February 2022 by 14%

Delivers 83% utilization in Q4 2021 and grows average ticket fare by 9% and utilization by 8% for the full-year 2021

March 21, 2022 – Swvl Inc. (“Swvl” or the “Company”), a global provider of transformative tech-enabled mass transit solutions, today provided a business update for the fourth quarter and full-year ended December 31, 2021, and for the two months ended February 28, 2022.

Select Fourth Quarter and Full-Year 2021 Business Highlights

•

12.6 million bookings for the fourth quarter, an increase of 40% quarter-over-quarter and 174% year-over-year, with 32.3 million bookings for full-year 2021, outperforming the Company’s full-year projections by 17% and an increase of 92% year-over-year.

•

Total ticket fares of $21.2 million for the fourth quarter, an increase of 32% quarter-over-quarter and 183% year-over-year, with $54.9 million in total ticket fares for full-year 2021, outperforming the Company’s full-year projections by 18% and an increase of 110% year-over-year.

•

15.1 million total available seats for the fourth quarter, an increase of 41% quarter-over-quarter and 160% year-over-year, with 39.2 million total available seats for full-year 2021, an increase of 73% year-over-year.

•	83% fleet utilization for the fourth quarter, increasing utilization for the full year to 82%, an increase of 8% year-over-year.

•	Average ticket fare of $1.68 for the fourth quarter and $1.70 for full-year 2021, an increase of 9% year-over-year.

•	$1.30 cost per available seat for the fourth quarter, which is equal to 76% of average ticket fare.

Select Early First Quarter 2022 Business Highlights

Swvl is seeing strong momentum early in the first quarter of 2022 with total ticket fares of $16.2 million in the first two months of the year, outperforming projections by 14%.

Over the course of the fourth quarter of 2021 and early first quarter 2022, Swvl closed the acquisitions of controlling interests in Shotl Transportation, S.L., expanding Swvl’s platform into Europe, LatAm and APAC with the addition of 22 cities across 10 countries, and Viapool Inc., a mass transit platform operating in Argentina and Chile with more than 80 corporate clients.

Mostafa Kandil, Swvl Founder and CEO, said, “2021 was a very strong year for Swvl, and yet we have only begun to truly capitalize on the global market opportunities that are uniquely before us. Our strong growth in bookings, total ticket fares and total available seats demonstrates strong execution and momentum across our business. We are confident that our investments and strong business plan execution will continue to create compelling value for all stakeholders over the near and long term.”

Youssef Salem, Swvl CFO, said, “We are pleased to have beaten our estimates in the fourth quarter for a second quarter in a row after beating estimates and raising guidance in the third quarter. We believe outperforming projections in the first two months of 2022 positions us to beat estimates for the third quarter in a row in the first quarter. We continue to scale our business and expand the Swvl platform to attractive new geographies around the world and execute on numerous strategic partnerships, advances in proprietary technology, new market launches and acquisitions. Our organic growth continues to significantly outperform expectations, driven by strong demand for consumer services. Likewise, our recent strategic acquisitions have already been accretive, and we continue to see a healthy pipeline.”

Queen’s Gambit Growth Capital (“Queen’s Gambit”) will hold an extraordinary general meeting of shareholders (the “Shareholders’ Meeting”) to approve the proposed business combination with Swvl and Pivotal Holdings Corp, a wholly owned subsidiary of Swvl (“Holdings”), and related matters on March 30, 2022 at 10:00 a.m. ET at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via a live webcast available at https://www.cstproxy.com/queensgambitspac/2022. Shareholders of record as of March 9, 2022 are entitled to vote at the Shareholders’ Meeting. Every shareholders’ vote is important, regardless of the number of shares held. Accordingly, Queen’s Gambit requests that each shareholder complete, sign, date and return a proxy card (online or by mail) as soon as possible so that their votes arrive no later than 11:59 p.m. ET on March 29, 2022, to ensure that the shareholder’s shares will be represented at the Shareholders’ Meeting. Shareholders that hold shares in “street name” (i.e., those shareholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to provide instructions on how to vote their shares and ensure that their shares are voted.

Queen’s Gambit has filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Proxy Statement”) relating to the Shareholders’ Meeting and has commenced mailing of the Proxy Statement and voting instructions to shareholders of record.

If any individual Queen’s Gambit shareholder does not receive the Proxy Statement, such shareholder should (i) confirm their Proxy Statement’s status with their broker or (ii) contact Morrow Sodali LLC, Queen’s Gambit’s proxy solicitor, for assistance via e-mail at GMBT.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400, or contact Queen’s Gambit at 55 Hudson Yards, 44th Floor, New York, NY 10001.

The Queen’s Gambit Board of Directors unanimously recommends that shareholders vote “FOR” the SPAC merger proposal, the Company merger proposal and the other proposals set forth in the Proxy Statement.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across 115 cities in 18 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Additional Information and Where to Find It

This news release relates to a proposed transaction among Swvl, Holdings and Queen’s Gambit. This news release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Holdings filed a registration statement on Form F-4 (File No. 333-259800) (as amended, the “Registration Statement”) with the SEC, which was declared effective by the SEC on March 15, 2022, which includes a joint proxy statement/prospectus. Queen’s Gambit and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Queen’s Gambit are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders can obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of Queen’s Gambit as of March 9, 2022 for voting on the business combination. Shareholders of Queen’s Gambit can also obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Participants in the Solicitation

Queen’s Gambit, Swvl and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Queen’s Gambit’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the Registration Statement. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination among Swvl, Holdings and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the Registration Statement and proxy materials, or after the consummation of the business combination as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl and Viapool may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com